07023627

centrica

082-04578

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	15 May, 2007
Att:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages**	6 (incl. this one)

A recently released Stock Exchange Announcement follows.

Secretariat

SUPPL

RECEIVED
2007 MAY 15 A 8:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
MAY 2 1 2007
THOMSON FINANCIAL

5/18

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information that is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

15 May 2007

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

14 May 2007

Centrica plc

Annual General Meeting – voting results and proxy appointments

At the Centrica plc annual general meeting held earlier today (14 May 2007) the following resolutions were proposed by the Chairman and passed by shareholders on a show of hands. Proxies were received by the Company from shareholders prior to the meeting as follows:

Resolution 1:

Report and Accounts

To receive the Accounts and Reports of the Directors and the Auditors for the Company for the year ended 31 December 2006.

For:	99.70% of votes cast
Against:	0.13% of votes cast
Withheld:	0.17% of votes cast
Total proxy votes cast:	60.95% of shares in issue

Resolution 2:

Remuneration Report

To approve the Remuneration Report for the year ended 31 December 2006.

For:	94.89% of votes cast
Against:	4.99% of votes cast
Withheld:	0.12% of votes cast
Total proxy votes cast:	60.95% of shares in issue

Resolution 3:

Dividend

To approve a final dividend of 8.0 pence per ordinary share to those shareholders on the register of members at close of business on 27 April 2007.

For:	99.72% of votes cast
Against:	0.04% of votes cast
Withheld:	0.24% of votes cast
Total proxy votes cast:	60.95% of shares in issue

Resolution 4:

Re-election of Director

To re-elect Phil Bentley as a Director of the Company.

For:	99.56% of votes cast
Against:	0.34% of votes cast
Withheld:	0.10% of votes cast
Total proxy votes cast:	60.95% of shares in issue

Resolution 5:

Election of Director

To re-elect Roger Carr as a Director of the Company.

For:	99.41% of votes cast
Against:	0.49% of votes cast
Withheld:	0.10% of votes cast
Total proxy votes cast:	60.95% of shares in issue

Resolution 6:

Election of Director

To elect Sam Laidlaw as a Director of the Company.

For:	98.80% of votes cast
Against:	1.09% of votes cast
Withheld:	0.11% of votes cast
Total proxy votes cast:	60.95% of shares in issue

Resolution 7:

Election of Director

To elect Nick Luff as a Director of the Company.

For:	99.41% of votes cast
Against:	0.46% of votes cast
Withheld:	0.13% of votes cast
Total proxy votes cast:	60.95% of shares in issue

Resolution 8:

Reappointment of Auditors

To reappoint PricewaterhouseCoopers LLP as Auditors of the Company, to hold office until the conclusion of the next General Meeting at which accounts are laid.

For:	99.77% of votes cast
Against:	0.15% of votes cast
Withheld:	0.08% of votes cast
Total proxy votes cast:	60.95% of shares in issue

Resolution 9:

Auditors' Remuneration

To authorise the Directors to determine the Auditors' remuneration.

For:	99.49% of votes cast
Against:	0.40% of votes cast
Withheld:	0.11% of votes cast
Total proxy votes cast:	60.95% of shares in issue

Resolution 10:

Political donations and expenditure

Authority for the Company to make donations to European Union political organisations not exceeding £125,000 in total and to incur EU political expenditure, not exceeding £125,000 in total.

For:	94.91% of votes cast
Against:	3.53% of votes cast
Withheld:	1.56% of votes cast
Total proxy votes cast:	60.95% of shares in issue

Resolution 11:

Electronic Communications

That the Company serve any notice or send or supply any other document or information to a member by making the notice, document or information available on a website.

For:	99.45% of votes cast
Against:	0.28% of votes cast
Withheld:	0.27% of votes cast
Total proxy votes cast:	60.95% of shares in issue

Resolution 12:

Authority to allot shares

Authority under Section 80 of the Companies Act 1985, for the Directors of the Company to allot unissued shares up to a nominal value of £48,869,957.

For:	97.84% of votes cast
Against:	0.46% of votes cast
Withheld:	1.70% of votes cast
Total proxy votes cast:	60.95% of shares in issue

Resolution 13:

Authority to disapply pre-emption rights

Authority under the Company's Articles of Association for the Directors to allot unissued share capital without first offering shares to existing shareholders in proportion to their existing holdings.

For:	97.74% of votes cast
Against:	2.07% of votes cast
Withheld:	0.19% of votes cast
Total proxy votes cast:	60.95% of shares in issue

Resolution 14:

Authority to purchase own shares

Authority for the Company to purchase its own shares, subject to a limit of 10% of the present issued share capital.

For:	99.61% of votes cast
Against:	0.26% of votes cast
Withheld:	0.13% of votes cast
Total proxy votes cast:	60.95% of shares in issue

Note to the disclosure

Any proxy appointments which gave discretion to the Chairman have been included in the "for" total.

END